EXHIBIT 13
   BANK WEST, Financial Corporation
   _________________________________________________________________________
   2185 3 Mile Road N.W. - P.O. Box 141220 - Grand Rapids, Michigan 49514-1220 - 616-785-3400

   June 2, 1998

   Mr. Peter T. Kross
   Everen Securities
   440 E. Congress
   3rd Floor
   Detroit, Michigan 48226

   Dear Peter:

   As we have discussed, the Board of Directors of Bank West Financial Corporation (the "Corporation") met yesterday and agreed to nominate a representative of LaSalle Financial Partners ("LaSalle") as a director of the Company for election by stockholders at the 1998 annual meeting. LaSalle's representative would also be appointed as a director of the Bank at the same time. In return, we understand that LaSalle does not intend to submit any shareholder proposal or nominate a separate slate of directors.

   The Board's action yesterday was subject to LaSalle's representative being named and qualified. In our discussion earlier today, you indicated that LaSalle's representative would be Walter Riley. Please provide us with the background and qualifications of Mr. Riley, together with any information that would need to be included in the proxy statement. The board will review this information at its next meeting and confirm Mr. Riley's nomination at that time. Pursuant to your request, the Board will also consider at its next meeting the pros and cons of appointing Mr. Riley as a director prior to the stockholders' meeting.

   We appreciate being able to avoid the time and expense of a proxy contest. As we indicated last year when Harry Mika was added as director nominee for the 1997 annual meeting, the Board of Directors believes in shareholder representation on the Board. We look forward to working with LaSalle's representative as we continue to act in the best interest of all shareholders.

   Sincerely,

   /s/ Paul W. Sydloski

   Paul W. Sydloski, President
   and Chief Executive Officer

   cc:       Mr.  Richard Nelson
             LaSalle Financial Partners LLP